SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)(1)

                                    WHX CORP.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   929248 10 2
--------------------------------------------------------------------------------
                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                       OLSHAN GRUNDMAN FROME & ROSENZWEIG
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                   MAY 8, 1996
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

              NOTE. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

                            Exhibit Index on Page 10
--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
          1          NAME OF REPORTING PERSONS
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                              RM CAPITAL PARTNERS
                              13-3406375
-------------------------------------------------------------------------------
          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /X/
                                                                        (b) / /
-------------------------------------------------------------------------------
          3          SEC USE ONLY

-------------------------------------------------------------------------------
          4          SOURCE OF FUNDS*

-------------------------------------------------------------------------------
          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e)                          / /
-------------------------------------------------------------------------------
          6          CITIZENSHIP OR PLACE OR ORGANIZATION

                              DELAWARE
-------------------------------------------------------------------------------
      NUMBER OF              7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                                -0-
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                   ------------------------------------------------------------
                             8          SHARED VOTING POWER

                                                 -0-
                   ------------------------------------------------------------
                             9          SOLE DISPOSITIVE POWER

                                                 -0-
                   ------------------------------------------------------------
                            10          SHARED DISPOSITIVE POWER

                                                 -0-
-------------------------------------------------------------------------------
          11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                              -0-
-------------------------------------------------------------------------------
          12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                     / /
-------------------------------------------------------------------------------
          13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              -0-
-------------------------------------------------------------------------------
          14         TYPE OF REPORTING PERSON*

                              PN
===============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

===============================================================================
          1         NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             DR CAPITAL PARTNERS
                             22-2835443
-------------------------------------------------------------------------------
          2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /X/
                                                                       (b) / /
-------------------------------------------------------------------------------
          3         SEC USE ONLY

-------------------------------------------------------------------------------
          4         SOURCE OF FUNDS*

-------------------------------------------------------------------------------
          5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e)                          / /
-------------------------------------------------------------------------------
          6         CITIZENSHIP OR PLACE OR ORGANIZATION

                             DELAWARE
-------------------------------------------------------------------------------
      NUMBER OF             7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                               -0-
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                  -------------------------------------------------------------
                            8          SHARED VOTING POWER

                                                -0-
                  -------------------------------------------------------------
                            9          SOLE DISPOSITIVE POWER

                                                -0-
                  -------------------------------------------------------------
                           10          SHARED DISPOSITIVE POWER

                                                -0-
-------------------------------------------------------------------------------
          11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON
                                      -0-
-------------------------------------------------------------------------------
          12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                        / /
-------------------------------------------------------------------------------
          13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      -0-
-------------------------------------------------------------------------------
          14        TYPE OF REPORTING PERSON*

                             PN
===============================================================================

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
          1         NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             WPN Corp.
                             13 341 0792
-------------------------------------------------------------------------------
          2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/
                                                                      (b) / /
--------------------------------------------------------------------------------
          3         SEC USE ONLY

--------------------------------------------------------------------------------
          4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
          5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e)                         / /
--------------------------------------------------------------------------------
          6         CITIZENSHIP OR PLACE OR ORGANIZATION

                             NEW YORK
--------------------------------------------------------------------------------
      NUMBER OF             7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                               704,150(2)
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                  --------------------------------------------------------------
                            8          SHARED VOTING POWER

                                                -0-
                  --------------------------------------------------------------
                            9          SOLE DISPOSITIVE POWER

                                                704,150(2)
                  --------------------------------------------------------------
                           10          SHARED DISPOSITIVE POWER

                                                -0-
--------------------------------------------------------------------------------
          11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                             704,150(2)
--------------------------------------------------------------------------------
          12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                        / /
--------------------------------------------------------------------------------
          13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             2.5%
--------------------------------------------------------------------------------
          14        TYPE OF REPORTING PERSON*

                             CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------
(2) Excludes options to purchase shares of Common Stock held by certain officers and directors of WPN Corp. as disclosed in Item 5.

                                  SCHEDULE 13D

                                (Amendment No. 2)

                                 relating to the

                          Common Stock, $.01 par value

                                       of

                                 WHX Corporation


                  This Amendment No. 2 amends the Schedule 13D dated July 26, 1994, as amended heretofore (the "Schedule 13D"), jointly filed by RM Capital Partners ("RM Capital") and DR Capital Partners ("DR Capital"), both of which are Delaware limited partnerships, RM Capital Sub Corporation, a Delaware corporation ("RM Capital Sub"), and WPN Corp. ("WPN"), a New York S corporation relating to the beneficial ownership of the Common Stock, par value $.01 per share (the "Common Stock"), of WHX Corporation. Following the transactions described herein, none of RM Capital, DR Capital, RM Capital Sub and WPN, individually or in the aggregate, beneficially own in excess of 5% of the outstanding shares of Common Stock. Pursuant to Rule 101 of Regulation S-T, this Amendment No. 2 amends and restates the Schedule 13D to read in its entirety as follows:

ITEM 1.           SECURITY AND ISSUER

                  The class of equity securities to which this Statement relates is the Common Stock, $.01 par value of WHX Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 110 East 59th Street, New York, New York 10022, telephone (212) 355-5200.

ITEM 2.           IDENTITY AND BACKGROUND

                  This Statement is being filed by RM Capital and DR Capital, both of which are Delaware limited partnerships and WPN Corp., a New York S corporation. RM Capital, DR Capital and WPN are referred to herein collectively as the "Reporting Persons." The address of the principal office of each of RM Capital and DR Capital is c/o Stonehill Investment Corp. ("Stonehill"), 110 East 59th Street, New York, New York 10022, telephone (212) 355-5200, and the address of the principal office of WPN is 126 Lower Broadford Road, Bellevue, Idaho 83313, telephone (208)788-0110, and each of such Reporting Persons' principal business is carried out at such office.

                  RM Capital and DR Capital are limited partnerships controlled by WPN, which is the sole general partner of such entities. Ronald LaBow is President and the sole shareholder of WPN. RM Capital Sub, which was dissolved in April 1996, was a Delaware corporation and a wholly-owned subsidiary of RM Capital and its President was Ronald LaBow. The principal business of DR Capital, RM Capital and RM Capital Sub was the ownership of the

Common Stock. The principal business of WPN is the investment in securities.

                  The officers of WPN are Ronald LaBow,  its President,  Stewart
E. Tabin, its Vice-President and Neale X. Trangucci, its Secretary and Treasurer. WPN's directors are Messrs. LaBow, Tabin and Trangucci, each of whom are citizens of the United States and each of whom have as their business address: c/o Stonehill Investment Corp., 110 East 59th Street, New York, New York 10022. Mr. LaBow's principal occupation is an investor. Mr. LaBow has been a Director and Chairman of the Board of the Issuer since June, 1994. Messrs. Tabin and Trangucci are investors and are officers of Stonehill, a merchant banking firm, and are each an Assistant Treasurer of the Issuer. The officers of RM Capital Sub were Ronald LaBow, its President, Neale X. Trangucci, its Vice President, and Stewart E. Tabin, its Secretary and Treasurer. The Directors of RM Capital Sub were Messrs. LaBow, Tabin and Trangucci.

                  Mr. LaBow may be deemed to be a "controlling person" of RM Capital, DR Capital and WPN as that term is defined in the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "1934 Act").

                  During the last five years none of the Reporting Persons nor, where applicable, to the best knowledge of each of them, any of their respective general partners nor any of the officers and directors of such general partners or any officer or director of any of the Reporting Persons, where applicable, had been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The Reporting Persons acquired their shares of Common Stock pursuant to a Plan and Agreement of Merger, dated as of July 26, 1994, among Wheeling-Pittsburgh Corporation ("WPC"), the Issuer and WP Merger, Co., pursuant to which each share of common stock of WPC was automatically converted into one share of the Issuer's Common Stock. Consequently, upon the occurrence of the merger, the stockholders of WPC became stockholders of the Issuer and had the same ownership interest in the Issuer as they had in WPC immediately preceding the merger. RM Capital and DR Capital first became beneficial owners of greater than 5% of the outstanding shares of Common Stock of WPC upon WPC's emergence from bankruptcy on January 3, 1991, as disclosed in the Joint Schedule 13D dated January 11, 1991, as amended, filed by the Reporting Persons with the Securities and Exchange Commission. WPN received an aggregate distribution of 76,202 shares of Common Stock from DR Capital and RM Capital effective May 8, 1996, as described in Item 5(a).

ITEM 4.           PURPOSE OF TRANSACTION

                  The Reporting Persons acquired the shares of Common Stock beneficially owned by them pursuant to the transactions described in Item 3 of this Schedule 13D, and acquired its ownership interest in the Issuer's predecessor, WPC, upon its emergence from bankruptcy on January 3, 1991.

                  As described in Item 5, each of RM Capital and DR Capital distributed all shares of Common Stock beneficially held by each such Reporting Person effective May 8, 1996, and presently own no shares of Common Stock.

                  WPN intends to hold its shares of Common Stock for investment purposes. WPN intends to review on a continuing basis its investment in the Issuer and may decide to increase or decrease such investment. The extent of any such increase or decrease would depend upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to WPN, general stock market and economic conditions, tax considerations, and other factors, including the obtaining of any necessary regulatory approvals. Except as otherwise indicated in this Item 4, WPN has no plans or proposals with respect to the Issuer that relate to or that could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

                  None of the Reporting Persons, individually or in the aggregate, beneficially own 5% or greater of the outstanding shares of Common Stock, and have no further 13D reporting obligations beyond this Amendment No. 2.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 27,594,600 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996. Effective May 8, 1996, each of RM Capital and DR Capital made a pro rata distribution to their partners of an aggregate of 1,000,093 shares and 1,000,200 shares, respectively, of Common Stock, of which 76,202 shares of Common Stock were distributed to WPN.

                  After giving effect to the transactions described herein, neither DR Capital, RM Capital nor RM Capital Sub (which was dissolved in April
1996) own any shares of Common Stock and WPN owns 704,150 shares of Common Stock (2.5%), including presently exercisable options to purchase 582,500 shares of Common Stock. As sole shareholder of WPN, Mr. LaBow may be deemed to have beneficial ownership of the shares deemed to be beneficially owned by WPN.

                  Each of Messrs. Tabin and Trangucci, each a director and officer of WPN, owns options to acquire 235,000 shares of Common Stock (.8%).

                  (b) Because Mr. LaBow is the sole shareholder of WPN, he could be deemed to exercise indirect power to vote and dispose of the Shares held by WPN.

                  (c) In April 1996, WPN disposed of 10,000 shares of Common Stock via gift to a charitable organization. Except as described herein, neither the Reporting Persons nor any persons named in response to paragraph (a) of this
Item 5 has effected any transactions in the shares of Common Stock during the past 60 days.

                  (d) No person other than the Reporting Persons and the persons named in response to paragraph (a) of this Item 5 has the right to receive or the power to direct the receipt of dividends form, or the proceeds form the sale of, the Shares beneficially owned by them.

                  (e)      Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
                  OR RELATIONSHIPS WITH RESPECT TO SECURITIES
                  OF THE ISSUER

                  Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  1. Plan and Agreement of Merger, dated as of July 26, 1994, among Wheeling-Pittsburgh Corporation, WHX Corporation and WP Merger, Co.

                  2.       Joint Filing Agreement pursuant to Rule 13d-1(f)(1).

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      DR CAPITAL PARTNERS
                                      By:  WPN Corporation, its
                                           Managing General Partner


                                      By: /s/ Ronald LaBow
                                          --------------------------
                                           Ronald LaBow
                                           President

                                      RM CAPITAL PARTNERS
                                      By:  WPN Corporation, its
                                           General Partner


                                      By: /s/ Ronald LaBow
                                         ---------------------------
                                           Ronald LaBow
                                           President

                                      WPN CORP.


                                      By: /s/ Ronald LaBow
                                          --------------------------
                                           Ronald LaBow
                                           President


Dated:   May 17, 1996

                                  EXHIBIT INDEX



             DOCUMENT                                               PAGE NUMBER

    1.       Plan and Agreement of Merger, dated as of                   11
             July 26, 1994, among Wheeling-Pittsburgh
             Corporation, WHX Corporation and WP Merger, Co.

    2.       Joint Filing Agreement pursuant to Rule                     19
             13d-1(f)(1).